VIA EDGAR AND FACSIMILE
August 10, 2009
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaydon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
Form 10-Q for the Fiscal Quarter Ended April 4, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2009
File No. 1-11333
Dear Mr. O’Brien:
The following sets forth the response of Kaydon Corporation, a Delaware corporation (the “Company”) to your letter dated July 24, 2009 regarding the Company’s July 9, 2009 response letter to your original letter received on June 18, 2009 regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008, the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended April 4, 2009, and the Company’s Definitive Proxy Statement on Schedule 14A filed on April 7, 2009. For your convenience, we have set forth below the text of the comments contained in your letter (the “Staff’s Comments”), followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K for the year ended December 31, 2008, or the Definitive Proxy Statement on Schedule 14A filed on April 7, 2009.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8
Critical Accounting Policies and Estimates, page 13
Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 13
Staff’s Comment #1: We note your response to comment 3 in our letter dated June 18, 2009, including the disclosures you intend to include in your next Form 10-K. In the draft disclosure, you note that you reviewed revised estimated future discounted cash flows for your reporting units based on lower estimated sales and operating income, which resulted in estimated fair values that were not less than the carrying values. Please

Securities and Exchange Commission
August 10, 2009

note that to the extent that this interim review indicated there was an uncertainty as to the carrying value of goodwill, Item 303 of Regulation S-K requires MD&A disclosure in annual and interim filings of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.”
Company’s Response: To the extent there is a material known uncertainty over the recoverability of recorded assets including goodwill, we will disclose as such in MD&A in our future annual and interim filings. In addition, in the event we determine that any deteriorating conditions exist with regard to any reporting unit with goodwill recorded which, unless reversed, may result in a material subsequent write-off, we will provide disclosure in our future annual and interim filings in order to forewarn public investors. Such disclosure, if required, will also include information regarding the magnitude of exposure to loss.
Staff’s Comment #2: In future filings, please provide a more comprehensive explanation as to why you are utilizing the same assumed growth rate in perpetuity for purposes of determining the terminal value for each of your reporting units’ cash flows. In this regard, we note that your “other” category has a material amount of goodwill associated with it and has operating income margins that vary significantly from the operating margins of the Friction Control Products and Velocity Control Products reportable segments that comprise the majority of the remaining goodwill balance. Please provide us with the disclosure you intend to include in future filings.
Company’s Response: In future filings, the Company will provide a more comprehensive explanation regarding the assumed growth rate in perpetuity utilized for purposes of determining the terminal value for each of our reporting units’ cash flows. The Company will also expand its disclosure to highlight that the Company’s planning process includes individually-specific plans for each of our reporting units. This expansion will enable the investor to clearly understand that each reporting units’ fair value is based on its own projected operating margins. Modifying the second and the fifth paragraphs of the drafted disclosure included in our July 9, 2009 response to the Staff’s Comment # 3, the following is an illustration of the critical accounting policies and estimates disclosure we intend to include in future annual filings. For the Staff’s benefit, we have highlighted the changes from our July 9, 2009 response.

Securities and Exchange Commission
August 10, 2009

Paragraph 2:
     We test for impairment of goodwill on an annual basis by comparing the fair value of each reporting unit with the reporting unit’s carrying amount. The fair value of the reporting unit is derived from an estimate of discounted future cash flows. The discounted cash flow model for each reporting unit requires judgmental assumptions regarding each reporting unit’s specific ~~about~~ projected revenue growth, future operating margins, and working capital and capital expenditure requirements, in addition to assumptions of appropriate discount rates and terminal values based on growth rates in perpetuity. There are inherent uncertainties related to these assumptions and management’s judgment in applying them to the analysis of goodwill impairment. While the Company believes it has made reasonable estimates and assumptions to calculate the fair value of its reporting units, it is possible a material change could occur. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.
Paragraph 5:
     In arriving at future discounted cash flows for each reporting unit, we evaluate the appropriate growth rate in perpetuity. W~~In addition, w~~e currently utilize the same assumed growth rate in perpetuity in the discounted cash flow model of each of our reporting units. This is based on our assumption ~~because we assume~~ that the long term growth rates following our planning periods for each of our reporting units will approximate the overall long term economic growth rate.
As noted in the first sentence of proposed paragraph 5, the Company will continue to evaluate the use of one assumed growth rate in perpetuity versus the use of multiple different growth rates in perpetuity for its reporting units. In either case, the Company will ensure its disclosures provide investors with a comprehensive explanation as to why the growth rate(s) in perpetuity was(were) utilized in determining the terminal value for each of our reporting units’ cash flows.
Definitive Proxy Statement on Schedule 14A Filed on April 7, 2009
Compensation Discussion and Analysis, page 12
Compensation Program Components, page 12
Staff’s Comment #3: We note your response to comment 9 in our letter dated June 18, 2009, particularly your statement that your compensation committee “seeks to provide salary, incentive compensation opportunity and employee benefits that fall within the average practice of similarly sized manufacturers in similar industries and this data assists the Committee in achieving this goal.” We continue to believe that such a practice would likely constitute benchmarking, and thus this statement appears to be inconsistent with your position that your compensation committee does not engage in benchmarking. In future filings, if your compensation committee seeks to provide compensation that falls at or within a particular average or range please provide the disclosures we requested in comment 9 in our letter dated June 18, 2009.

Securities and Exchange Commission
August 10, 2009

Company’s Response:
In light of the Staff’s additional comment, we again reviewed the Compensation Committee’s historical use of executive compensation survey data. The Committee’s determination of base salaries and other benefits for named executive officers has primarily been based on the general business experience of its members and their desire to create a compensation package that is competitive and reasonable based on such general business experience. We acknowledge that the statement quoted by the Staff from the 2009 proxy statement could be interpreted to indicate a form of benchmarking. However, that was not our intent. The surveys that have been reviewed in the past by the Compensation Committee provided broad-based, anonymous compensation data for an unidentified group of companies. As noted in our prior response, the Towers Perrin report used in 2008 relied on data from two published compensation surveys. The data was sorted for seven executive positions by market capitalization and by annual revenue to provide two alternatives for assessing the competitiveness of the Company’s compensation. The Committee reviewed the surveys to obtain a general understanding of current compensation practices for specific positions in companies of similar size, viewing size both in terms of market capitalization and revenue. This reference in the 2009 proxy statement was intended to refer, in a general way, to the Compensation Committee’s belief that base salaries should be competitive, and not intended to indicate that the Compensation Committee adjusts base salaries or other compensation to approximate that paid at other companies. As noted in our prior response, the Compensation Committee, in addition to relying on its own general business experience, takes into account a number of other factors in assessing compensation changes, including the performance of the individual executive officer, changes in the level of responsibility of the executive officer and the Company’s financial performance. The Committee has not historically adjusted compensation to fit within a particular range, irrespective of data provided by surveys such as the Towers Perrin survey.
In future filings, assuming that the Compensation Committee does not change its practice, our disclosure will be revised to clarify this issue as follows:
     The Compensation Committee seeks to provide salary, incentive compensation opportunity and employee benefits that the Committee believes are competitive and reasonable based on its general business experience. From time to time, the Compensation Committee will use general market survey data to assist it in ensuring that the compensation package provided is competitive. In making decisions as to base salaries and other compensation of the Company’s named executive officers, the Compensation Committee does not engage in benchmarking by using specific compensation data of other companies as a reference point.
To the extent the Compensation Committee changes its practice in future years, all relevant information regarding benchmarking will be included in future filings.

Securities and Exchange Commission
August 10, 2009

* * * *
We hope that the foregoing has been responsive to your comments. The Company hereby continues to acknowledge that:
(a) It is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;
(b) United States Securities and Exchange Commission (“Commission”) staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(c) It may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
If you have any questions or comments relating to any of the foregoing, please feel free to contact me at (734) 680-2009.
Sincerely,
/s/ Peter C. DeChants

Peter C. DeChants
Senior Vice President, Chief Financial Officer
Kaydon Corporation